Exhibit 99.1

Stellar Biotechnologies Appoints Two Members to Scientific Advisory Board

PORT HUENEME, CA, (June 6, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH) announced today the appointment of Gregory T. Baxter, Ph.D. and Charles V. Olson, D.Sc. to the Company’s Scientific Advisory Board (SAB).  They will join Daniel C. Adelman, M.D., Malcolm Gefter, Ph.D., Daniel Morse, Ph.D. and Andrew Saxon, M.D. on the SAB.  Stellar’s SAB is composed of eminent scientists and physicians representing a range of disciplines including immunology, molecular biology and biochemistry.  The SAB will be an ongoing resource to provide Stellar’s management with counsel and guidance pertaining to the research, development, and clinical application of Stellar’s KLH technology.

Dr. Gregory Baxter, a member of Stellar’s Board of Directors since August 2012, is a Senior Scientist in the Department of Clinical Drug Development for CCS Associates, Inc.  He also serves as Adjunct Associate Professor at Cornell University in the College of Chemical Engineering and on the Founders Board of Stanford University’s StartX Med Program.  Dr. Baxter’s background spans both science and business arenas including Program Director for the National Science Foundation (NSF) Division of Industrial Innovation and Partnerships; Founder and CSO of Hurel Corporation; Founder and CEO of Aegen Biosciences; and Research Scientists for Molecular Devices Corporation.  Dr. Baxter received his Ph.D. in Biochemistry/Molecular Biology from the University of California, Santa Barbara.

“It’s been gratifying to be a part of Stellar’s corporate achievements this past year and I look forward to contributing on the Company’s research front and in the advancement of its C. diff immunotherapy program.” said Dr. Baxter.

Dr. Charles Olson is a biotechnology industry professional with broad scientific and operational experience, and specialization in manufacturing operations and process development.  Dr. Olson currently serves as Vice President of CMC and Technical Operations for NGM Biopharmaceuticals and Vice President of Protein Sciences for Anthera Pharmacetuicals.  His background includes the positions of Senior VP of Product Development and Operations for Nexbio Inc.; VP of Hayward Operations for Cell Genesys; Senior Director of Manufacturing, Facilities and Process Development for Biomarin Pharmaceuticals; and Director of Manufacturing Sciences for Onyx Pharmaceuticals.  Dr. Olson received his D.Sc. in Biochemistry from Hawthorne University.

“This is an exciting time for Stellar with its many promising commercial opportunities that the Company has in its sights,” said Dr. Olson. “I am excited to join a team with such a strong technology position, and I look forward to being a part of their success.”

Frank Oakes, Stellar’s president and CEO said, “We are delighted to have both of these biotechnology experts available to our internal teams and to advise our Board of Directors as we advance corporate objectives and deliver on key research and operational goals.”

To receive timely up dates of Stellar Biotechnologies news and events please register for our email alert, by signing up at: http://ir.stellarbiotechnologies.com/email-alerts

About Stellar Biotechnologies, Inc.
Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX-V: KLH) is the leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology. We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

Visit www.stellarbiotech.com and the KLH knowledge base www.klhsite.org.

Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
IR@stellarbiotech.com

Mark McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800 ext. 103
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "may," "will," "would," "could," "should," "might," "potential," or "continue" and variations or similar expressions. Readers should not unduly rely on these forward-looking statements, which are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as all such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or future events to differ materially from the forward-looking statements. Such risks include, but may not be limited to: general economic and business conditions; technology changes; competition; changes in strategy or development plans; governmental regulations and the ability or failure to comply with governmental regulations; the timing of anticipated results; and other factors referenced in the Company's filings with securities regulators. For a discussion of further risks and uncertainties related to the Company's business, please refer to the Company's public company reports filed with the TSX Venture Exchange and the U.S. Securities and Exchange Commission. All forward-looking statements are made as of the date hereof and are subject to change. Except as required by law, the Company assumes no obligation to update such statements. This press release does not constitute an offer or solicitation of an offer for sale of any securities in any jurisdiction, including the United States. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the information contained in this press release.